EXHIBIT 99.1
                              May 14, 1997



Voyager Energy Corp.
Two Chasewood Park
20405 State Highway 249, Ste. 140
Houston, TX 77070

Attention:     Richard K. Hebert
               Donald W. Clayton

Gentlemen:

     This letter will establish the basic terms of the proposed acquisition ("Acquisition") of Voyager Energy Corp. ("Seller") by Buyer Corporation ("Buyer"), pursuant to which it is contemplated that (i) the outstanding capital stock of Seller will be converted into common shares of Buyer and (ii) Seller will become a wholly-owned direct or indirect subsidiary of Buyer. Buyer is prepared to commence immediately the negotiation of a definitive agreement pursuant to which the acquisition would be effected.

     The definitive agreement will, among other things, provide:

     1.   The Acquisition will constitute a reorganization under
Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended. Based on the assumptions and subject to the conditions set forth below, in the Acquisition the aggregate outstanding shares of common stock of Seller shall be converted into approximately 340,000 shares of the common stock of Buyer (the "Merger Consideration").

     2. This letter is based on the assumptions that (i) Seller owns certain interests in oil and gas leases, royalty interests, overriding royalty interests and mineral interests, as well as being the sole general partner of Partnership, which owns certain working interests in oil and gas leases, (ii) the principal amount of the indebtedness of Seller to financial institutions, which shall be assumed by Buyer in the Acquisition, shall not exceed $752,600, (iii) the principal amount of the indebtedness of Seller to investors in the Partnership, which shall be assumed by Buyer in the Acquisition, will not exceed $800,000, and (iv) there are no outstanding options, warrants or other rights to acquire common stock of Seller corporation, or receive cash payments in lieu thereof.

     3. For representations, warranties, covenants, conditions and indemnities acceptable to Buyer and Seller and customary in transactions of this nature.

     4. That the closing of the Acquisition shall be subject to, among other things: (a) satisfactory completion of Buyer's due diligence examination of Seller and its properties, (b) approval of the final terms of the Agreement and Plan of Reorganization by Buyer's Board of Directors, (c) approval by the stockholders of Buyer and (d) the obtaining of all other necessary governmental and third party consents and approvals.

     Please confirm that this letter accurately sets forth our mutual understanding by executing two copies of this letter and returning a fully executed copy to Buyer. It is recognized that the definitive agreement will include terms, provisions, conditions, representations and warranties in addition to those discussed above. It is our expectation that the parties would enter into a definitive agreement as promptly as practicable after completion of due diligence, and that the stockholders' meeting of Buyer will be held as soon as practicable thereafter. The closing would take place as soon as practicable after approval of the stockholders.

     This letter shall be void and of no force or effect if not executed and delivered by both parties on or before 5:00 p.m. Houston, Texas time on May 14, 1997.

     If the foregoing is in accordance with your understanding, kindly execute and return the enclosed copy of this letter as provided above.

                              Very truly yours,

                              HOWELL CORPORATION


                              By:/s/ ROBERT T. MOFFETT
                                 _______________________
                                 Name: Robert T. Moffett
                                 Title: Vice President, General Counsel and
                                        Secretary
Confirmed:

VOYAGER ENERGY CORP.


By:  /s/ RICHARD K. HEBERT
     _________________________
     Name:  Richard K. Hebert
     Title: CEO
            _________________
and


By:  /s/ DONALD W. CLAYTON
     ________________________
     Name:  Donald W. Clayton
     Title: President
            _________________